UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Xtant Medical Holdings, Inc.

(Exact name of the registrant as specified in its charter)

Delaware	001-34951	20-5313323
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

664 Cruiser Lane Belgrade, MT	59714
(Address of principal executive offices)	(Zip code)

Sean E. Browne

President and Chief Executive Officer

(406) 388-0480

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended __________.

Section 1 – Conflict Minerals Disclosure

This Specialized Disclosure Report on Form SD (this “Form SD”) of Xtant Medical Holdings, Inc. (the “Company,” “we,” or “our”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended (the “Conflict Minerals Rule”), for the reporting period from January 1, 2025 to December 31, 2025, and in accordance with the Instructions to Form SD; provided, however, that the Company is relying on the Updated Statement on the Effect of the Court of Appeals Decision on the Conflict Minerals Rule issued by the Division of Corporation Finance of the Securities and Exchange Commission (“SEC”) on April 7, 2017 (the “April 2017 Guidance”). As permitted under the April 2017 Guidance, this Form SD does not address Item 1.01(c) of Form SD.

The Conflict Minerals Rule was adopted by the SEC under Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act to implement reporting and disclosure requirements related to “conflict minerals” (defined by the SEC as tantalum, tin, tungsten and gold) (collectively, “3T&G Minerals”). Pursuant to the Conflict Minerals Rule, the Company must submit a report to the SEC after examining whether 3T&G Minerals originating in the Democratic Republic of Congo or adjoining countries (Angola, Burundi, The Central African Republic, The Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda and Zambia) are present in the products the Company manufactures or contracts to manufacture and if any of such 3T&G Minerals are necessary to the functionality or production of such products.

Item 1.01 Conflict Minerals Disclosure and Report

Company Overview

We are a medical technology company focused on the design, development, and commercialization of a comprehensive portfolio of orthobiologics and spinal implant fixation systems to facilitate spinal fusion in complex spine, deformity, and degenerative procedures. Our products are used by orthopedic spine surgeons and neurosurgeons to treat a variety of spinal disorders in the cervical, thoracolumbar, and interbody spine. In addition, our biologics are utilized in trauma, foot and ankle, sports medicine, total joint, along with several surgical repair and wound care applications.

Based upon a review of our products, we determined that certain products contain 3T&G Minerals that are necessary to the functionality or production of such products, which subject us to the reporting obligations under the Conflict Minerals Rule. Certain of our products are manufactured at our manufacturing facility in Belgrade, Montana and our other products are purchased from third party contract manufacturers. We do not purchase 3T&G Minerals from mines and instead rely on a number of suppliers who provide us with products and/or materials containing these minerals. We rely on these suppliers to assist us with our Reasonable Country of Origin Inquiry (“RCOI”) for the minerals contained in the products and materials which they supply to us.

With respect to the products considered to be in scope for purposes of this Form SD, we hereby provide the following information. In August 2023, we completed the acquisition of certain assets of Surgalign Holdings, Inc. (“Surgalign”) and its subsidiaries, including Surgalign’s portfolio of spinal hardware implants and biomaterials portfolio of advanced and traditional orthobiologics. While the Form SD we filed last year did not cover the products acquired in August 2023 since such products could be excluded from our last year’s Form SD in accordance with applicable SEC rules, this Form SD covers such products.

Description of the Company’s Reasonable Country of Origin Inquiry

In accordance with the Conflict Minerals Rule, we conducted a RCOI with our suppliers for the reporting period from January 1, 2025 to December 31, 2025 that was reasonably designed to determine whether any of the 3T&G Minerals originated in the Democratic Republic of the Congo or an adjoining country (as defined by paragraph (d)(1) of Item 1.01 of Form SD) (together, the “Covered Countries”), or originated from recycled or scrap sources. The RCOI included (i) reviewing a list of our products and suppliers; (ii) conducting a survey of identified suppliers using the Responsible Minerals Initiative Conflict Minerals Reporting Template (“CMRT”) to gather conflict mineral sourcing information; and (iii) evaluating information received. We identified the suppliers that fell within the scope of the RCOI based on the products supplied. We then sent the CMRT to those suppliers.

Determination

Based on the responses we received from our suppliers, we determined that 3T&G Minerals present in one of our products may have originated in Covered Countries and may not be from scrap or recycled sources. We have elected not to file disclosure under Item 1.01(c) of Form SD in accordance with April 2017 Guidance.

Pursuant to the April 2017 Guidance, we have provided only the disclosure required under the provisions of paragraphs (a) and (b) of Item 1.01 of Form SD.

Additional Information

This Form SD is publicly available at www.investor.xtantmedical.com as well as the SEC’s EDGAR database at www.sec.gov. The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference in this Form SD.

Item 1.02. Exhibit

None.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01. Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 – Exhibits

Item 3.01. Exhibits

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Dated: May 29, 2026	XTANT MEDICAL HOLDINGS, INC.

	By:	/s/ Sean E. Browne
	Name:	Sean E. Browne
	Title:	President and Chief Executive Officer